SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 3 )*

Wafergen Bio-systems, Inc
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

93041P100
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93041P100	SCHEDULE 13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merlin BioMed Private Equity Advisors, LLC (IRS No. 13-4178606)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 193,730
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 193,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,730
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.30% (1)
12		TYPE OF REPORTING PERSON (See Instructions) IA

(1) This percentage is based upon 5,870,793 shares outstanding as of November 10, 2014, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2014.

CUSIP No. 93041P100	SCHEDULE 13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merlin Nexus III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 193,730
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 193,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,730
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.30% (1)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) This percentage is based upon 5,870,793 shares outstanding as of November 10, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 12, 2014.

CUSIP No. 93041P100	SCHEDULE 13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dominique Sémon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 193,730
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 193,730
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,730
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.30% (1)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1) This percentage is based upon 5,870,793 shares outstanding as of November 10, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC on November 12, 2014.

CUSIP No. 93041P100	SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Wafergen Bio-systems, Inc

(b).	Address of Issuer’s Principal Executive Offices:

7400 Paseo Padre Parkway
Fremont, CA  94555

Item 2	(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Merlin BioMed Private Equity Advisors, LLC

(ii)	Merlin Nexus III, L.P.

(iii)	Dominique Sémon

See Exhibit B for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

(b).	Address of Principal Business Office:

424 West 33rd Street, Suite 520

New York, NY  10001

(c).	Citizenship:

Merlin BioMed Private Equity Advisors, LLC is a Delaware Limited Liability Company.  Merlin Nexus III, L.P. is a Delaware Limited Partnership.  Dominique Sémon is a citizen of Switzerland.

(d).	Title of Class of Securities:

Common Stock, Par Value $0.001 (the “Common Stock”).

(e).	CUSIP Number:

93041P100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 93041P100	SCHEDULE 13G

Item 4.	Ownership:

* See Attachment A.

(a)	Amount beneficially owned: 193,730

(b)	Percent of class: 3.30%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 193,730

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 193,730

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this Schedule 13G.  No other person’s interest in such securities relates to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 93041P100	SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2014

Merlin Biomed Private Equity Advisors, LLC

By:	/s/ Dominique Sémon
Name: Dominique Sémon
Title: Managing Member

Merlin Nexus III, L.P.

By:	Merlin Nexus III, LLC, General Partner

By:	/s/ Dominique Sémon
Name: Dominique Sémon
Title: Managing Member

Dominique Sémon

By:	/s/ Dominique Sémon
Name: Dominique Sémon

ATTACHMENT A

As of December 31, 2014, Merlin Nexus III, L.P. (“Merlin III”) was the holder of 193,730 shares of Common Stock, par value $0.001 per share of WAGERGEN BIO-SYSTEMS, INC. (“Common Stock”). Merlin BioMed Private Equity Advisors, LLC,  a Delaware limited liability company (“Merlin”) is the investment adviser to Merlin III.  Dominique Semon is the Managing Member of Merlin.  As of December 31, 2014, Merlin III, Merlin and Dominique Semon may be deemed, including by virtue of their mutual affiliation, as sharing voting power and dispositive power, and consequently to be beneficial owners, of the 193,730 shares of Common Stock held by Merlin III, constituting 3.30% of the outstanding shares of Common Stock.  The foregoing percentage is based on 5,870,793 shares of Common Stock outstanding as of November 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014.